EXHIBIT 21

List of Subsidiaries

Innovative Physician Services, Inc., d/b/a Diagnostic Monitoring (“DM”), a Nevada corporation

Spirosoft N.A., Inc., a Nevada Corporation

Cadent Medical Corporation, a Delaware corporation

Survivalink Corporation, d/b/a Cardiac Science, Inc. a Minnesota corporation

Cardiac Science Sweden AB, a Swedish corporation

Cardiac Science International A/S, a Danish corporation

Cardiac Science (U.K.) Limited, an U.K. corporation

LifeTec Medical Limited, an U.K. corporation